Exhibit 99.1

SMX (SECURITY MATTERS)

PUBLIC LIMITED COMPANY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2026	As of December 31, 2025
	Note	US$ in thousands
Current assets
Cash and cash equivalent		33,540	12,201
Other current receivables		549	587
Investment in gold	3	843	-
Total current assets		34,932	12,788
Non-current assets
Property, plant and equipment, net		257	165
Right of use assets		330	336
Intangible assets, net		6,743	7,916
Goodwill		20,692	20,120
Investment in associated companies		117	114
Total non-current assets		28,139	28,651

Total assets		63,071	41,439
Current liabilities
Trade payables		1,987	8,720
Other payables		3,664	4,217
Convertible notes	4	2,469	8,295
Warrants - derivative financial liability		5	5
Bridge loans liabilities		164	453
Lease liabilities		22	42
Total current liabilities		8,311	21,732
Non-current liabilities
Lease liabilities		406	382
Total non-current liabilities		406	382

Total liabilities		8,717	22,114
Equity
Issued capital and additional paid in capital	7	348,274	264,629
Foreign currency translation reserve		(7,983)	(4,827)
Transaction with non-controlling interest reserve		258	258
Accumulated losses		(295,552)	(251,204)
Total equity attributable to owners of the parent		44,997	8,856
Non- controlling interest		9,357	10,469
Total equity		54,354	19,325
Total equity and liabilities		63,071	41,439

/s/ Amir Bader	/s/ Haggai Alon	July 16, 2026
Amir Bader Interim Chief Financial Officer	Haggai Alon Chief Executive Officer	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

		For the Six-Month Period Ended
		June 30, 2026	June 30, 2025
	Note	US$ in thousands except share and per share data
General and administrative expenses		24,967	18,656
Selling and marketing expenses		1,240	1,380
Research and development expenses, net		2,547	1,640
Amortization of Intangible Assets		1,452	2,075
Operating loss		(30,206)	(23,751)

Finance income		21,114	9,854
Finance expenses		36,358	10,724

Loss before income tax		(45,450)	(24,621)
Income tax		-	-
Net loss		(45,450)	(24,621)

Other comprehensive loss		(3,166)	(1,691)

Total comprehensive loss		(48,616)	(26,312)

Net loss attributable to:
Equity holders of the Company		(44,348)	(23,638)
Non- controlling interest		(1,102)	(983)

Loss per share attribute to the shareholders
Basic and diluted loss per share attribute to shareholders	8	(152)	*(4,065)

* (in US dollar thousands)

The share and per share information in these financial statements reflects the 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958, 1-for-8, 1:4.8828125, 1-for-20 and 1-for-2.285 reverse share splits that became effective on January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, February 17, 2026, May 11, 2026 and June 1, 2026, respectively, of the Company’s issued and outstanding Ordinary Shares. See also Note 1.D to 1.K.

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED

CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(US$ in thousands)

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2026	264,629	258	(4,827)	(251,204)	8,856	10,469	19,325
Comprehensive loss	-
Net loss	-	-		(44,348)	(44,348)	(1,102)	(45,450)
Other comprehensive loss for the period	-	-	(3,156)	-	(3,156)	(10)	(3,166)
Total comprehensive loss for the period		-	(3,156)	(44,348)	(47,504)	(1,112)	(48,616)

Issuance of Ordinary shares to services providers	911	-	-	-	911	-	911
Issuance of Ordinary shares due to SEPA withdrawals	62,167	-	-	-	62,167	-	62,167
Conversion of convertible notes into ordinary shares	11,080	-	-	-	11,080	-	11,080
Equity issuance to investors	465	-	-	-	465	-	465
Share based compensation	9,022	-	-	-	9,022	-	9,022
Balance as of June 30, 2026	348,274	258	(7,983)	(295,552)	44,997	9,357	54,354

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED

CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(US$ in thousands)

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2025	89,976	258	(1,797)	(82,026)	6,411	15,981	22,392
Comprehensive loss
Net loss	-	-	-	(169,178)	(169,178)	(5,412)	(174,590)
Other comprehensive loss	-	-	(3,030)	-	(3,030)	(100)	(3,130)
Total comprehensive loss	-	-	(3,030)	(169,178)	(172,208)	(5,512)	(177,720)

Share-based compensation	114,205	-	-	-	114,205	-	114,205
Conversion of convertible notes into ordinary shares	43,146	-	-	-	43,146	-	43,146
Conversion of short term loan into ordinary shares	4,134	-	-	-	4,134	-	4,134
Equity issuance to investors	10,529	-	-	-	10,529	-	10,529
Issuance of ordinary shares -SEPA facility fee	2,639	-	-	-	2,639	-	2,639
Balance as of December 31, 2025	264,629	258	(4,827)	(251,204)	8,856	10,469	19,325

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30, 2026	June 30, 2025
	US$ in thousands
Cash flows from operating activities:
Loss before tax for the year	(45,450)	(24,621)
Share-based compensation	9,022	15,274
Issuance of restricted shares to investors	465	610
Depreciation and amortization	1,546	2,274
Decrease in other receivables	13	699
Decrease in trade payables	(6,910)	(549)
Decrease in other payables	(1,132)	(375)
Revaluation of financial liabilities at fair value	-	(1,516)
Financial expenses, net due to bridge loans principal amounts	13	23
Interest on leases	18	18
Interest expenses and revaluation of convertible notes	5,253	2,277
Revaluation of Investment in gold	158	-
Financial expenses, net due to revaluation of SEPA	11,644	-
Interest expenses due to short term loan	-	1,315
Issuance of warrants to the placement agent	-	426
Net cash flow used in operating activities	(25,360)	(4,145)

Cash flows from investing activities:
Purchase of property, plant and equipment	(146)	-
Investment in Gold	(1,001)	-
Net cash flow used in investing activities	(1,147)	-

	For the Six Months Ended
	June 30, 2026	June 30, 2025
	US$ in thousands
Cash flows from financing activities:
Payment of lease liabilities	(26)	(41)
Proceeds from issuance of convertible notes and security	-	3,426
Repayment of bridge loans	(301)	(250)
Proceeds from SEPA share issuance, net	50,523	-
Repayment of short-term loan	-	(200)
Repayment of convertible notes	-	(246)
Net cash flow from financing activities	50,196	2,689
Increase (decrease) in cash and cash equivalents	23,689	(1,456)
Cash and cash equivalents at beginning of period	12,201	2,343
Exchange rate differences on cash and cash equivalent	(2,350)	(137)
Cash and cash equivalents at end of period	33,540	750

	For the Six Months Ended
	June 30, 2026	June 30, 2025
	US$ in thousands
Appendix A – Non-Cash transactions during the period:

Conversion of convertible notes (and warrants) into ordinary shares	11,080	3,204
Issuance of Ordinary shares to services providers	911	-
Issuance of warrants to the placement agent – issuance expenses against additional paid in capital	-	(698)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or “ SMX” or the “Company” and together with its subsidiaries, the “Group”) was incorporated in July 1, 2022, under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination

The Group provides one solution to solve both authentication and track challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer. Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

B.

As of June 30, 2026, the Company incurred accumulated losses of $295.5 million and continued to incur operating losses and negative cash flows from operating activities during to date of these financial statements. The Company has not yet generated revenues and is required to obtain additional financing in order to continue to operate. The Company continues to actively manage its capital structure through a combination of equity financing, strategic partnerships, and access to committed capital facilities. These initiatives are designed to support the Company’s transition toward large-scale commercialization. While current cash resources are sufficient to fund its planned operations in the near term, additional funding will be required to support long-term growth, management believes that the Company’s current strategy and access to capital provide a reasonable basis to continue operations. The accompanying unaudited interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

During the period, the Company increased its Standby Equity Purchase Agreement (hereafter “SEPA”) from of $100 million to of $250 million. The Company plans to continue the issuance of shares and other funding sources such as the increase of the SEPA (see note 5). While future funding remains subject to market conditions, the Company continues to actively pursue multiple financing pathways, including equity facilities, strategic investors, and capital markets initiatives, to support its operational and commercialization objectives. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the Company’s long-term business plan.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

C.	The Company operates primarily through the following wholly owned subsidiaries and one majority owned, all of which have been consolidated in these consolidated financial statements.

Controlled entity	Country of Incorporation	Percentage Owned June 30, 2026	Percentage Owned December 31, 2025
Security Matters (SMX) PLC *	Ireland	100%	100%
Security Matters PTY Ltd.	Australia	100%	100%
Lionheart III Corp	USA	100%	100%
SMX (Security Matters) Ireland Limited	Ireland	100%	100%
SMX Fashion and Luxury	France	100%	100%
TrueSilver SMX Platform Ltd.	Canada	100%	100%
SMX (Security Matters) Israel Ltd.	Israel	100%	100%
Security Matters Canada Ltd.	Canada	100%	100%
SMX Beverages Pty Ltd.	Australia	100%	100%
SMX Circular Economy Platform PTE, Ltd.	Singapore	70%	70%
True Gold Consortium Pty Ltd.	Australia	52.9%	52.9%
SMX Circular Economy FZCO	UAE	100%	100%
SMX IP and Licensing Limited	Ireland	100%	-

In addition, the Company’s has the following investments in associated company:

Entity	Country of Incorporation	Percentage Owned June 30, 2026	Percentage Owned December 31, 2025
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

*	The Company’s Irish structure supports its intellectual property strategy, enhancing protection, licensing efficiency, and future revenue generation from its technology portfolio

D.	On January 15, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 28.5:1 under the symbol “SMX,” with a new CUSIP number of G8267K158 and ISIN code IE000WZ90ZV5. Approved by shareholders and Board of Directors on December 10, 2024. This reverse split consolidated every 28.5 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 33,155 thousand to approximately 1,163 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.165 to $4.70250014886352. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these June 30, 2026, financial statements are presented post this reverse stock split.

E.	On June 16, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 4.1:1 under the symbol “SMX,” with a new CUSIP number of G8267K 166 and the new ISIN code IE000B8AU702. Approved by shareholders and Board of Directors on April 15, 2025, this reverse split consolidated every 4.1 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 4 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000001 to $0.000000000000041. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these June 30, 2026, financial statements are presented post this reverse stock split.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

F.	On August 7, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post- reverse stock split of 7:1 under the symbol “SMX,” with a new CUSIP number of G8267K2174 and the new ISIN code IE000TB5RTG4. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 7.0 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 9 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000041 to $0.000000000000287. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these June 30, 2026, financial statements are presented post this reverse stock split.

G.	On October 23, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 10.89958:1 under the symbol “SMX,” with a new CUSIP number of G8267K182 and the new ISIN code IE000UPDVNX9. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 10.89958 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 15.5 million to approximately 1.4 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.000000000000287 to $0.00000000000312817946. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these June 30, 2026, financial statements are presented post this reverse stock split.

H.	On November 18, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 8:1 under the symbol “SMX,” with a new CUSIP number of G8267K307 and the new ISIN code IE000UPDVNX9. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 8 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 8.4 million to approximately 1.05 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000312817946 to $0.00000000002502543568 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these June 30, 2026, financial statements are presented post this reverse stock split.

I.	On February 17, 2026, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 4.8828125:1 under the symbol “SMX,” with a new CUSIP number of G8267K406 and the new ISIN code IE000B5COQZ5. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 4.8828125 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 10.67 million to approximately 2.18 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000002502543568 to $0.00000000012219451015625 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these June 30, 2026, financial statements are presented post this reverse stock split.

J.	On May 11, 2026, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 20:1 under the symbol “SMX,” with a new CUSIP number of G8267K190 and the new ISIN code IE0008D7EWV5. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 20 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 12 million to approximately 614. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000012219451015625 to $0.000000002443890203125 per share. The Basic and diluted loss per share attributable to shareholders amount in these June 30, 2026, financial statements are presented post this reverse stock split.

K.	On June 1, 2026, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 2.285:1 under the symbol “SMX,” with a new CUSIP number of G8267K216 and the new ISIN code IE000CNLGHH1. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 2.285 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 1.5 million to approximately 650. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.000000002443890203125 to $0.00000000558603475 per share. The Basic and diluted loss per share attributable to shareholders amount in these June 30, 2026, financial statements are presented post this reverse stock split.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

A.	Basis of preparation

The Company’s accompanying interim condensed consolidated financial statements have been prepared in a condensed format in accordance with IAS 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as of December 31, 2025, of the Company (the “Annual Financial Statements”). There have been no changes in the Company’s significant accounting policies during the six-month period ended June 30, 2026, as compared to the Annual Financial Statements.

B.	Functional currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company.

C.	Application of accounting policies

The Group has applied the same accounting policies and methods of computation in its interim condensed consolidated financial statements as in the Annual Financial Statements. Several amendments to IFRS Standards apply for the first time in 2026, but do not have an impact on the interim condensed consolidated financial statements.

D.	New standards, interpretations and amendments not yet effective

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve entities’ reporting of financial performance and give investors a better basis for analysing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027, with early adoption applicable whereby the Group has decided not to adopt early. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 3 – INVESTMENT IN GOLD

During the period, the Company invested $1.0 million in gold as part of its treasury and capital preservation strategy. The investment represents ownership interests in allocated gold bullion. Management monitors the performance of the investment based on changes in the market price of gold and intends to maintain the investment as part of its broader treasury management activities.

The gold investment is measured at fair value at each reporting date, with changes in fair value recognized in profit or loss. The fair value is determined based on quoted market prices for gold and is classified as a Level 1 fair value measurement within the fair value hierarchy established under IFRS 13.

During the six-month period ended June 30, 2026, the Company recognized a fair value loss of $158 thousand, which was recorded within finance expenses in the condensed consolidated statement of profit or loss.

The carrying amounts of the company gold holdings are as follows:

	As of June 30, 2026	As of December 31, 2025
Fair Value (US$ Thousands)	843	-

Gold Holdings (Troy Ounces)	217	-

NOTE 4 – CONVERTIBLE NOTES

On December 1, 2025, the Company entered into an agreement with RBW Capital (“RBW December”), pursuant to which the Company entered into a convertible loan agreement with number of primary investors. Following an amendment dated December 9, 2025, the total aggregate principal amount was increased to $20,625. From a cash flow perspective, the Company received total gross proceeds of $16,500 (before deduction of placement agent fee, legal expenses in total amount of $1,460). The difference of $4,125 represents an Original Issue Discount (“OID”) of 20%, which was fully earned upon closing and does not reduce the contractual principal amount of the notes.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable.

The Company retains the right to prepay the outstanding balance at any time without penalty, providing flexibility to mitigate future dilution should alternative financing become available. To prevent a change in control, a Beneficial Ownership Limitation was established, restricting any Investor from owing more then 4.99% of the company’s outstanding ordinary shares at any given time.

The investor is entitled to convert the Note into ordinary shares of the Company at any time, at a conversion price equal to the greater of the following two amounts: (i) 85% of the lowest daily Volume Weighted Average Price (“VWAP”) during the five trading days immediately preceding conversion, representing a 15% discount to market price; (ii) A floor price of $1.5 per share was established to protect the Company and existing shareholders from excessive dilution, such that the conversion price cannot fall below this threshold.

The Company received aggregate loan proceeds of $16,500 in two separate tranches: $5,750 on December 3, 2025, and $10,750 on December 29, 2025.

The debt component was measured using the amortized cost method, while the conversion feature was classified as a derivative financial liability and measured at fair value through profit or loss. Based on Monte Carlo valuations performed for each tranche, the debt component was estimated at approximately $2,507 and $4,450, and the conversion feature at approximately $3,243 and $6,300 for Tranches 1 and 2, respectively.

As of December 31, 2025, outstanding loans in an aggregate amount of $11,984 had been converted into 3,695 ordinary shares. The outstanding principal balance of this loan amounts to $8,641.

In addition, as of December 31,2025 the amortized cost of the debt component amounted to $2,668, and the fair value of the conversion feature amounted to $3,083.

During January 2026, the investors converted the entire outstanding $8,641 principal amount of the convertible notes into1,820 ordinary shares of the Company. As of June 30, 2026, the convertible notes had been fully settled through conversion, and accordingly, the Company had no remaining liability or obligation related to these instruments.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 5 – STANDBY EQUITY PURCHASE AGREEMENT:

On December 1, 2025, the Company entered into a Standby Equity Purchase Agreement as amended on December 9, 2025 (the “SEPA”) with the Selling Stockholders Target Capital 1 LLC (the “SEPA Investor”), in which the SEPA Investor has committed to purchase from the Company up to $100 million of the Company’s Ordinary Shares in an equity line of credit (the “Equity Line”), subject to the terms and conditions specified in the SEPA;

As consideration for the SEPA Investor commitment to purchase Ordinary Shares upon the terms and subject to the conditions set forth in the SEPA, the Company agreed to pay to the SEPA Investor a facility fee (the “Facility Fee”) equal to two percent of the commitment amount of $100 million. To satisfy the Facility Fee, the Company shall issue or cause to be issued or transferred to the SEPA Investor that number of additional Ordinary Shares (or pre-funded warrants representing such shares) equal to $2 million divided by the lesser of the most recent closing price of the Ordinary Shares on (i) the effective date of the SEPA, and (ii) the lowest 1-Trading Day VWAP of the Ordinary Shares of the five Trading Days immediately preceding the date the SEPA Form F-1 is declared effective. On December 30, 2025, The Company issued to the SEPA Investor 230 ordinary shares at a cost value of $2,639 equals to the spot price of the number of shares issued as determined on their issuance date.

Subject to the terms and conditions of the SEPA, the Company has the right from time to time at its discretion until the first day of the month following the 36-month period after the date of the SEPA (or earlier in the event the SEPA Investor shall have made payment of $100 million in Advances), to direct the SEPA Investor to purchase a specified amount of ordinary shares (each such sale, an “Advance”) by delivering written notice to the SEPA Investor (each, an “Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed the lesser of (i) an amount equal to one hundred percent (100%) of the average of the Daily Traded Amount (as defined in the SEPA) during the five consecutive Trading Days immediately preceding an Advance Notice, (ii) 30% of the Daily Traded Amount (as defined in the SEPA) and (iii) $1 million, and may not exceed 4.99% of the issued and outstanding Ordinary Shares. The Ordinary Shares purchased pursuant to an Advance will be purchased at a price equal to 94% of the lowest VWAP of the Ordinary Shares during the three Trading Days following the applicable notice date. The Company may also deliver intraday purchase notices to the Investor, and the Ordinary Shares purchased pursuant to an intraday Advance will be purchased at a price equal to 98% of the lowest traded price of the Ordinary Shares during the intraday pricing period, as determined pursuant to the terms of the SEPA.

The Company has the right to control the timing and amount of any sales of ordinary shares to the SEPA Investor under the Equity Line. Actual sales of the Ordinary Shares under the Equity Line will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

Pursuant to the SEPA, the SEPA Investor may offer, sell or otherwise distribute all or a portion of the ordinary shares purchased under the SEPA, either publicly or through private transactions, at prevailing market prices or at negotiated prices. The Company will not receive any proceeds from the sale of ordinary shares by the SEPA Investor pursuant to the SEPA. However, the Company may receive up to $100 million in aggregate gross proceeds from sales of ordinary shares to the SEPA Investor that the Company may, in its sole discretion, elect to make from time to time pursuant to the SEPA and in accordance with the terms and conditions thereof.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 5 – STANDBY EQUITY PURCHASE AGREEMENT (CONT.):

On February 5, 2026, the Company and the SEPA Investor entered into a Second Amendment to Standby Equity Purchase Agreement (the “Amendment”), which amends the terms of the Company’s SEPA, dated as of December 1, 2025, as amended and supplemented by that Amendment and Addendum to the SEPA, dated as of December 9, 2025, the Amendment increased the size of the Commitment Amount under the Agreement from $100,000 to $250,000. Subsequently, the SEPA Investor waived all obligations of the Company to acquire or hold bitcoin or any other cryptocurrency, and all net proceeds under the SEPA may be used for the Company’s working capital and general corporate purposes.

According to the Amendment RBW Capital Partners LLC (a division of Dawson James Securities, Inc.), the placement agent for the offerings pursuant to the SEPA, has agreed that it will charge the Company a cash fee equal to (a) 4% for the first $20,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount, (b) 2.5% for the next $14,724 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount and (c) 2% for the last $215,276 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount.

As of June 30, 2026, the Company has drawn down $50,523 net from the Commitment Amount under the SEPA and before agent fees of $1,484. As a result, the Company has issued an aggregate of 463,035 of its ordinary shares to SEPA Investor.

The Company intends to continue to draw down from the SEPA from time to time pursuant to the terms and conditions of the agreement.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

On January 12, 2024, the Company announced that it had entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The purpose of the agreement was to provide supply chain management services to a NATO member state. Following June 30, 2024, R&I Trading issued a notice of termination and initiated arbitration proceedings concerning disputed payment amounts under the contract. The Company considers the termination to be unlawful and has demanded that R&I Trading fulfil its contractual obligations. Furthermore, the Company believes R&I Trading’s claims lack merit and intends to vigorously defend itself should formal proceedings commence. The Company is currently engaged in arbitration with R&I Trading. Both parties submitted their statements of claim on January 6, 2025. R&I Trading is seeking full restitution of the amounts it paid under the agreement. In contrast, the Company alleges that R&I Trading breached the contract and has requested the arbitrator to allocate remedies, particularly in the event that the Company incurs additional expenses from suppliers and employees not yet reflected in its damage estimate. The Company has also raised claims for loss of business opportunities and requested declaratory relief in its favor. On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company’s IP rights and has no intention of violating the Company’s IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025. On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On February 24, 2026, the arbitrator ordered each party to provide security for the arbitrator’s fees in the amount of NIS 50,000. The Company paid its portion of the required security on March 1, 2026. On May 18, 2026, the arbitrator granted reciprocal applications filed by the parties and ordered each party to deposit security in the amount of $50 to secure the other party’s costs in the arbitration proceedings. Following the arbitrator’s decision, the parties entered into discussions and agreed to suspend the arbitration proceedings. The parties continue to engage in discussions and have undertaken to update the arbitrator should circumstances change. The most recent status notice to the arbitrator was filed on June 18, 2026.

At this stage of the proceedings, management, based on advice received from external legal counsel, is unable to reliably assess the likelihood of success of the respective claims or the ultimate outcome of the arbitration. Accordingly, no provision has been recognized in the financial statements in respect of this matter, other than amounts deposited as security where applicable.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY

A.	Share capital:

	Number of shares *
	June 30, 2026		December 31, 2025
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD 0.00000000558603475 par value	17,883,884,449,519,401,964	978,608	17,889,474,910,428,900,000	39,298

Preferred shares USD 0.0001 par value	200,000,000,000	-	200,000,000,000	-

Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

*	The share and per share information in these financial statements reflects the 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958, 1-for-8, 1:4.8828125, 1-for-20 and 1-for-2.285 reverse share splits that became effective on January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, February 17, 2026, May 11, 2026, and June 1, 2026, respectively, of the Company’s issued and outstanding Ordinary Shares. See also Note 1.D to 1.K.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $0.000000000000287 and the Company does not have a limited amount of authorised capital.

Preferred shares

Preferred shares of a nominal value of $0.0001 with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

Deferred shares Euro 1 par value

Immediately prior to consummation of the Business Combination pursuant to the BCA and the SID, the Company had issued and paid-up share capital of (i) €25,000 representing 25,000 deferred shares of €1.00 each and (ii) $0.0001 representing one Ordinary Share of $0.0001 each in the capital of the Company, in order to satisfy statutory capitalization requirements for all Irish public limited companies.

B.	Changes in share capital:

1.	During January 2026, the RBW December investors converted the outstanding principal amount of the convertible notes amounted to $ 11,080 into 1,820 ordinary shares of the Company. As of June 30, 2026, the RBW December notes had been fully settled through conversion, and accordingly, the Company had no remaining liability or obligation related to this instrument.

2.	During the six-month period ending June 30, 2026, the Company issued ordinary shares and RSU to certain investors at a cost of $465 recorded as finance expenses.

3.	During the six-month period ending June 30, 2026, the Company issued shares to a service providers at a cost of $911.

4.	During the six-month period ending June 30, 2026, the Company has drawn down approximately $50,523 from the Commitment Amount under the SEPA and has issued an aggregate of 463,035 Ordinary Shares to the SEPA Investor at a value of $62,167.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (CONT.)

C.	Shareholders Rights Agreement

On February 13, 2026, the Company entered into a Shareholder Rights Agreement (“the Agreement”) with Continental Stock Transfer & Trust Company, as rights agent. As part of the Agreement, on March 2, 2026, the Company issued one preferred share purchase right (“Right”) for each then outstanding Ordinary Share. The Rights initially trade together with, and are inseparable from, the Ordinary Shares, and generally become exercisable only ten days after a person or group acquires beneficial ownership of 10% or more of the Company’s outstanding Ordinary Shares (“Acquiring Person”). If the Rights become exercisable, holders of Rights other than the Acquiring Person may purchase Series A Preferred Shares at a nominal exercise price (of $0.0001 per Series A Preferred Shares). Prior to such event, the Company’s Board of Directors may decide to redeem the Rights at nominal exercise price of $0.0001 per Right. The Rights expire on the first anniversary of the date of the Rights Agreement.

The Series A Preferred Shares issuable upon exercise of the Rights have an aggregate liquidation preference of $250 million, plus accrued and unpaid dividends, payable in cash and in priority to any payment or distribution to holders of Ordinary Shares upon a change of control not pre-approved by the Board or upon any liquidation, dissolution or winding up of the Company. Holders of the Preferred Shares are also entitled to cumulative cash dividends at an annual rate of 18.5% on the liquidation preference amount, accruing daily and payable quarterly in arrears, in priority to any dividends or distributions on the Ordinary Shares.

D.	Incentive Equity Plan

1.	On April 24, 2026, the Company amended its 2022 Incentive Equity Plan (“2022 Incentive Equity Plan”) to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 104,039 from 53,437. Thereafter, the Company granted an aggregate of 50,328 restricted stock units to its executive officers and directors, and to certain consultants, and advisors to the Company.

2.	On May 15, 2026, the Company amended the 2022 Incentive Equity Plan, to further increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 304,641 from 104,039. Thereafter, the Company granted 200,875 restricted stock units to its executive officers and directors, employees, and to certain consultants and advisors to the Company.

3.	On June 1, 2026, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 671,641 from 304,641. Thereafter, the Company granted an aggregate of 367,000 restricted stock units to its executive officers and directors, employees, and to certain consultants and advisors to the Company.

The share-based payment expenses due to RSU and options granted to employees, directors, advisory board and service providers that were recognized in the six-month period ended June 30, 2026, and June 30, 2025, amounted to $9,022 and $15,274, respectively.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 8 - LOSS PER SHARE

	Six month period ended
	June 30, 2026	June 30, 2025
Net loss attributable to the owners of the Company	$(44,348)	$(23,638)

Basic and diluted loss per share	(152)	(4,065	)*

Weighted average number of ordinary shares used in calculating basic and diluted loss per share **	292,695	6

* in thousands

**	The share and per share information in these financial statements reflects the 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958, 1-for-8, 1:4.8828125, 1-for-20 and 1-for-2.285 reverse share splits that became effective on January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, February 17, 2026, May 11, 2026 and June 1, 2026, respectively, of the Company’s issued and outstanding Ordinary Shares. See also Note 1.D- to 1.K

NOTE 9 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others, include board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	June 30, 2026	June 30, 2025
Short-term salary and fees	974	290
Share based payments	4,973	7,797
Post-employment retirement benefits	46	39
Non-monetary benefits	20	17
	6,013	8,143

2. Balance with related parties:		June 30, 2026	June 30, 2025
Key management	Salary and related	(230)	(229)
Directors	Consultant services	(45)	(94)
Joint Ventures	Investment in subsidiary	117	114
Joint Ventures	Other receivables	15	15
		(143)	(194)

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